Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Hallmark Financial Services, Inc.:
We consent to the use of our report dated April 7, 2006, with respect to the combined balance sheet of Texas General Agency, Inc. and Subsidiary, Pan American Acceptance Corporation, and TGA Special Risk, Inc. (collectively the Company) as of December 31, 2005, and the related combined statements of operations, stockholders’ equity and comprehensive income and cash flows for the year ended December 31, 2005, included herein, and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Dallas, Texas
September 7, 2006